UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”) entered into agreements for a Structured Equity Facility (the “OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial gross proceeds of US$35 million were received by the Company on November 3, 2023 pursuant to a Securities Purchase Agreement by and among the Company and the fund vehicles affiliated with Orion Infrastructure Capital (“OIC” and, collectively, the “OIC Investors”) party thereto, while an additional US$35 million was funded into an escrow account on such date and has been held in escrow, with the release of such funds subject to the satisfaction of certain conditions. On each of April 10, 2024, May 24, 2024 June 21, 2024, July 10, 2024, July 29, 2024 and September 5, 2024, US$5 million was released from the escrow account (each, an “Escrow Release”).

On May 23, 2023, Carbon Revolution Operations PTY LTD., an Australian private limited company and indirect wholly-owned subsidiary of the Company (“Carbon Revolution Operations”), entered into a Trust Indenture by and between Carbon Revolution Operations and UMB Bank, National Association, as trustee (the “Trustee”, and such Trust Indenture, as amended by the First Supplemental Indenture thereto, dated September 11, 2023, the Second Supplemental Indenture thereto, dated May 24, 2024, and the Third Supplemental Indenture, dated June 21, 2024, the “Indenture”). The Indenture and the Series 2023-A Notes issued thereunder were executed and issued pursuant to the New Debt Program arranged by PIUS Limited LLC and its affiliates.

As previously disclosed, on May 24, 2024, the Securities Purchase Agreement relating to the OIC Financing was amended to permit the issuance of Series 2024-A Notes by Carbon Revolution Operations in lieu of Series A Preferred Shares or Series B Preferred Shares in consideration for each Escrow Release, which Series 2024-A Notes rank pari passu with the Series 2023-A Notes and have substantially the same terms, with limited exceptions, and are issued pursuant to the Indenture, and, on June 21, 2024, such Securities Purchase Agreement was further amended to set forth the conditions for up to four additional Escrow Releases of US$5 million each, constituting the remaining balance in the escrow account.

On October 30, 2024, pursuant to the OIC Financing, US$5 million was released from escrow and the Company issued a corresponding aggregate principal amount of additional Series 2024-A Notes to OIC. OIC waived one of the conditions for the release of the Seventh Escrow Release. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors.

Giving effect to the receipt of the $5 million from escrow, the Company’s unrestricted cash balance as of October 31, 2024 is approximately US$5.7 million1. The Company will need to obtain additional financing in order to fund its operations and pay its liabilities as they become due.

The release of funds from escrow is the final release of the aggregate of $35 million funded by OIC into escrow in connection with the closing of the Company’s business combination in November 2023. Although the Securities Purchase Agreement by and between the Company and OIC provides for up to $40 million of additional funding by OIC, the release of funds is subject to the satisfaction of many conditions, including approval by OIC’s investment committee in its sole discretion. Accordingly, the Company does not have any additional committed financing. The Company and OIC are in discussions regarding the establishment of objective conditions for funding a portion of such $40 million. However, the Company makes no assurances that it will be able to reach agreement with OIC on such conditions and obtain such financing on acceptable terms, or at all.

The Company is also unable to use its Committed Equity Facility pursuant to the Standby Equity Purchase Agreement with YA II PN, Ltd., assumed by the Company in connection with the business combination until it files a registration statement related thereto with the Securities and Exchange Commission and such registration statement is declared effective. The Company is exploring other potential sources of financing, as well, which may include public or private offerings of debt or equity securities, but its ability to obtain such financing may also be limited until the Company is able to complete the audit of its financial statements for the fiscal year ended June 30, 2024 and file such financial statements in an Annual Report on Form 20-F.

The Company hereby furnishes a press release, which is attached as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 5, 2024

1 Converted to USD at a rate of 0.6581 USD:AUD for convenience.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: November 5, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer